Talisman Energy and Ecopetrol Declare Commerciality of the Akacías Field in Colombia

Calgary, Alberta, December 9, 2013 – Talisman Energy Inc. (Talisman) (TSX: TLM) (NYSE:TLM) and Ecopetrol (ECP) (NYSE:EC) (TSX: ECP) (BVC:ECOPETROL) today announced an important milestone towards developing the Akacías field in Block CPO-9 in Colombia in the Department of Meta.

The co-venturers are in the process of completing a successful nine-well appraisal program following the Akacías discovery in 2010, and are now ready to move forward with field development. A Declaration of Commerciality has been submitted to the regulator and a conceptual field development plan will be filed within the next 90 days.

In making the Declaration of Commerciality, the two companies announce the following:

Eight successful appraisal wells have been drilled in 2013 in the Akacías field, with one additional well currently drilling.
Current production of 7–9 API oil from three wells on long-term test is 5,300 bopd, which will ramp up as the remaining wells are put on long-term test.
To date, 1.5 million barrels of oil have been produced from the Akacías-1 discovery well, which commenced long-term test in May 2011 with average production in excess of 2,000 bopd.
Transportation of the oil to market is occurring via the capacity the two companies have in the San Fernando and Ocensa pipeline systems.
The original oil in place mapped with the currently producing wells is 1.3 billion barrels. Assuming a 10% recovery factor, a 2C contingent resource of 130 million barrels of oil is indicated.
Structurally deeper wells drilled but yet to be placed on long-term test indicate greater oil in place; recoverability is yet to be determined.

Upon receipt of the required environmental licence, additional appraisal and development drilling will commence to determine the full extent of the Akacías field. All activity in Akacías and Block CPO-9 will continue to be conducted in a safe, environmentally and socially acceptable manner.

“We are pleased to be working with Ecopetrol as our partner and operator of Block CPO-9 on the important Akacías oil discovery, and are encouraged by the results to date,” said Hal Kvisle, President and CEO of Talisman. “We will now move forward to agree on a development plan and obtain the necessary environmental permits. This milestone reflects a material step towards realizing the potential of our Colombian business and will bring significant benefits to Colombia.”

“Akacías constitutes one of the major exploration achievements in recent years in Colombia, and clearly shows the heavy crude potential in the Llanos area, the target of Ecopetrol’s exploration campaign to reach its goals of producing one million barrels of clean oil equivalent in 2015 and 1.3 million barrels of oil equivalent in 2020. We will continue working together with our partner, Talisman Colombia, in the assessment and development not only of Akacías, but also of the potential existing across all the licensed area,” said Ecopetrol’s CEO, Javier Gutiérrez Pemberthy.

Ecopetrol is the operator of Block CPO-9 and has a 55% interest in the license. Talisman has a 45% interest in the license. The Akacías area borders the Cubarral Block, where the Castilla and Chichimene oil fields are located.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 40 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru and US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

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tlm@talisman-energy.com                                                                                 tlm@talisman-energy.com

18.13

Advisories
This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: filing of a field development plan; planned drilling; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by Talisman with securities regulatory authorities.  Talisman believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2013 assumes escalating commodity prices. Finalization of the field development plan is subject to receipt of all necessary regulatory approvals.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of Talisman’s risk mitigation strategies, including insurance and any hedging activities.  The foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Talisman's management at the time the information is presented. Talisman assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

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Production Unless otherwise stated, production volumes estimates are stated on a company interest basis prior to the deduction of royalties and similar payments.

Resources In this news release, Talisman discloses best estimate contingent resources (2C) as at December 5, 2013.  Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The key contingencies that prevent the subject resources from being classified as reserves are: facility engineering design; development plan approval; and environmental license approval. There is no certainty that it will be commercially viable to produce any portion of the resources. In addition to these contingencies and uncertainties, the development of commerciality of resources is also subject to a number of risk factors, as discussed more fully above. Any resources data contained in this news release reflects Talisman’s estimates of its resources. While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the resources data disclosed in this news release. In this news release, estimates of resources for individual properties may not reflect the same confidence level as estimates of resources for all properties, due to the effects of aggregation.